Press release
For immediate release
May 5 2006

VIRGINIA TO COMPLETE A PRIVATE PLACEMENT OF CA$5 MILLION
WITH GOLDCORP INC.

Virginia Mines Inc. (“Virginia”) is pleased to announce that further to the acquisition of Virginia Gold Mines Inc. by Goldcorp Inc. (“Goldcorp”) on March 31, 2006, Goldcorp has exercised its right to subscribe for 1,210,406 units of Virginia Mines Inc., which represents 5% of the number of Virginia common shares issued and outstanding on a non-diluted basis, for gross proceeds of $5,047,393.

The price of each unit of $4.17 represents the weighted average closing price of Virginia common shares on the Toronto Stock Exchange for the five trading days ending on Thursday, May 4, 2006. Each unit consists of one Virginia common share and 0.4 of a Virginia purchase warrant. Each whole purchase warrant will entitle the holder to subscribe for one Virginia common share at a price of $5.84 for a period of 18 months from the closing of the private placement. The closing will take place within five business days following the receipt of all required regulatory approvals.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of around $35 million. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: Andre Gaumond, President, Paul Archer, V-P Exploration or Amelie Laliberte, Investor Relations.
200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events